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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2005

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1.  Press Release of the Registrant dated June 24, 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            GRUPO IUSACELL, S.A. DE C.V.


Date: June 24, 2005                                 /s/ Fernando Cabrera
                                                    ---------------------
                                            Name:   Fernando Cabrera
                                            Title:  Attorney in fact

                                                    /s/ Jose Luis Riera
                                                    ---------------------
                                            Name:   Jose Luis Riera
                                            Title:  Attorney in fact

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             TRADING OF IUSACELL ADRS ON THE NEW YORK STOCK EXCHANGE
                 TO BE SUSPENDED ON OR ABOUT SEPTEMBER 19, 2005

    MEXICO CITY, June 24 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V., (BMV: CEL), (NYSE: CEL), announced that effective June 21, 2005, The Bank of New York (BONY) gave notice of termination of Grupo Iusacell's ADR program to the holders of Grupo Iusacell's American Depositary Receipts
(ADRs). Upon such notice of termination, BONY discontinued the issuance of new ADRs, by filing a Post-Effective Amendment to Form F-6 with the United States Securities and Exchange Commission. Additionally, the deposit agreement was amended to reduce to 60 days the period during which holders may exchange ADRs for shares traded on the Mexican Stock Market (BMV).

    As previously announced, at the Extraordinary Shareholders' Meeting held on June 1, 2005, 96.70% of Grupo Iusacell's shareholders approved the termination of the ADR program, after an analysis and discussion of the costs and benefits of continued listing in the U.S. capital markets.

    As a consequence of the termination of the deposit agreement, The New York Stock Exchange is expected to suspend trading of the ADRs on or about September 19, 2005. ADR holders will have 60 days to exchange their ADRs for shares that are traded on the BMV. Upon the expiration of the 60-day period, BONY will have the right to sell the shares underlying the ADRs that were not surrendered and distribute the proceeds of the sale to holders.

    About Iusacell
    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

    Legal Disclaimer
    Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             06/24/2005
    /CONTACT: Jose Luis Riera K., Chief Financial Officer, +5255-5109-5927, or J. Victor Ferrer, Finance Manager, +5255-5109-5927 both of Grupo Iusacell, S.A. de C.V./
    /Web site:  http://www.iusacell.com /
_